-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                                SCHEDULE 14D-1
                            TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ----------------

                           SMT HEALTH SERVICES INC.
                -----------------------------------------------
                           (NAME OF SUBJECT COMPANY)

                        THREE RIVERS ACQUISITION CORP.
                          THREE RIVERS HOLDING CORP.
           ---------------------------------------------------------
                                   (BIDDERS)

                         COMMON STOCK, PAR VALUE $0.01
                        ------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  784585 10 1
                                 ------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                             MR. JOSHUA J. HARRIS
                          THREE RIVERS HOLDING CORP.
                          C/O APOLLO MANAGEMENT, L.P.
                         1301 AVENUE OF THE AMERICAS,
                                  38TH FLOOR
                           NEW YORK, NEW YORK 10019
                                (212) 261-4000
                                  COPIES TO:

       MICHAEL D. WEINER, ESQ.                    JOHN J. SUYDAM, ESQ.
        APOLLO ADVISORS, L.P.               O'SULLIVAN GRAEV & KARABELL, LLP
      1999 AVENUE OF THE STARS,             30 ROCKEFELLER PLAZA, 41ST FLOOR
             SUITE 1900                         NEW YORK, NEW YORK 10112
    LOS ANGELES, CALIFORNIA 90067                    (212) 408-2471
           (310) 201-4100

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
                                      AND
                     COMMUNICATIONS ON BEHALF OF BIDDERS)

                                 JUNE 24, 1997
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)
                               ----------------

                           CALCULATION OF FILING FEE

     ---------------------------------------------------------------
      TRANSACTION VALUATION*                    AMOUNT OF FILING FEE

     ---------------------------------------------------------------
                 $79,601,456                        $15,921.30

     ---------------------------------------------------------------
     * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 6,774,592 shares of Common Stock, par value $0.01 (the "Shares"), at a price per Share of $11.75 in cash. Such number of Shares represents all the Shares outstanding as of June 24, 1997, plus the number of Shares issuable upon the exercise of all outstanding options and warrants.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:___________________________________________

     Form or Registration No.:
                            ___________________________________________

     Filing Party:          ___________________________________________

     Date Filed:            ___________________________________________
                             (Page 1 of 14 pages)

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 1.
  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON

  Three Rivers Acquisition Corp.
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS*

  AF, BK
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e).
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
--------------------------------------------------------------------------------

              7.
                  SOLE VOTING POWER

                  0
  NUMBER OF  ------------------------------------------------------------------
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSONWITH

              8.  SHARED VOTING POWER
                  1,023,502 shares of Common Stock
             ------------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
             ------------------------------------------------------------------

             10.  SHARED DISPOSITIVE POWER
                  1,023,502 shares of Common Stock
--------------------------------------------------------------------------------

11.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
  1,023,502 shares of Common Stock
--------------------------------------------------------------------------------

12.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
  CERTAIN SHARES*
--------------------------------------------------------------------------------

13.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  16.47%
--------------------------------------------------------------------------------

14.
  TYPE OF REPORTING PERSON *
  CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 1.
  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON
  Three Rivers Holding Corp.
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS*
  AF
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e).
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
--------------------------------------------------------------------------------

              7.
                  SOLE VOTING POWER

                  0
  NUMBER OF  ------------------------------------------------------------------
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSONWITH

              8.  SHARED VOTING POWER
                  1,023,502 shares of Common Stock
             ------------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
             ------------------------------------------------------------------

             10.  SHARED DISPOSITIVE POWER
                  1,023,502 shares of Common Stock
--------------------------------------------------------------------------------

11.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
  1,023,502 shares of Common Stock
--------------------------------------------------------------------------------

12.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
  CERTAIN SHARES*
--------------------------------------------------------------------------------

13.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  16.47%
--------------------------------------------------------------------------------

14.
  TYPE OF REPORTING PERSON *
  HC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 1.
  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON

  Apollo Investment Fund III, L.P.
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS*

  OO
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e).
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
--------------------------------------------------------------------------------

              7.
                  SOLE VOTING POWER

                  0
  NUMBER OF  ------------------------------------------------------------------
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSONWITH

              8.  SHARED VOTING POWER
                  1,023,502 shares of Common Stock
             ------------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
             ------------------------------------------------------------------

             10.  SHARED DISPOSITIVE POWER
                  1,023,502 shares of Common Stock
--------------------------------------------------------------------------------

11.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
  1,023,502 shares of Common Stock
--------------------------------------------------------------------------------

12.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
  CERTAIN SHARES*
--------------------------------------------------------------------------------

13.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  16.47%
--------------------------------------------------------------------------------

14.
  TYPE OF REPORTING PERSON *
  PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 1.
  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON

  Apollo Overseas Partners III, L.P.
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS*

  oo
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e).
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
--------------------------------------------------------------------------------

              7.
                  SOLE VOTING POWER

                  0
  NUMBER OF  ------------------------------------------------------------------
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSONWITH

              8.  SHARED VOTING POWER
                  1,023,502 shares of Common Stock
             ------------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
             ------------------------------------------------------------------

             10.  SHARED DISPOSITIVE POWER
                  1,023,502 shares of Common Stock
--------------------------------------------------------------------------------

11.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
  1,023,502 shares of Common Stock
--------------------------------------------------------------------------------

12.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
  CERTAIN SHARES*
--------------------------------------------------------------------------------

13.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  16.47%
--------------------------------------------------------------------------------

14.
  TYPE OF REPORTING PERSON *
  PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 1.
  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON
  Apollo (U.K.) Partners III, L.P.
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS*
  OO
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e).
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  United Kingdom
--------------------------------------------------------------------------------

              7.
                  SOLE VOTING POWER

                  0
  NUMBER OF  ------------------------------------------------------------------
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSONWITH

              8.  SHARED VOTING POWER
                  1,023,502 shares of Common Stock
             ------------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
             ------------------------------------------------------------------

             10.  SHARED DISPOSITIVE POWER
                  1,023,502 shares of Common Stock
--------------------------------------------------------------------------------

11.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
  1,023,502 shares of Common Stock
--------------------------------------------------------------------------------

12.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
  CERTAIN SHARES*
--------------------------------------------------------------------------------

13.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  16.47%
--------------------------------------------------------------------------------

14.
  TYPE OF REPORTING PERSON *
  PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 1.
  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
  NO. OF ABOVE PERSON

  Apollo Advisors II, L.P.
--------------------------------------------------------------------------------

 2.
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------

 3.
  SEC USE ONLY
--------------------------------------------------------------------------------

 4.
  SOURCE OF FUNDS*

  AF
--------------------------------------------------------------------------------

 5.
  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) OR 2(e).
--------------------------------------------------------------------------------

 6.
  CITIZENSHIP OR PLACE OF ORGANIZATION
  Delaware
--------------------------------------------------------------------------------

              7.
                  SOLE VOTING POWER

                  0
  NUMBER OF  ------------------------------------------------------------------
   SHARES
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSONWITH

              8.  SHARED VOTING POWER
                  1,023,502 shares of Common Stock
             ------------------------------------------------------------------

              9.  SOLE DISPOSITIVE POWER
                  0
             ------------------------------------------------------------------

             10.  SHARED DISPOSITIVE POWER
                  1,023,502 shares of Common Stock
--------------------------------------------------------------------------------

11.
  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
  1,023,502 shares of Common Stock
--------------------------------------------------------------------------------

12.
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                  [_]
  CERTAIN SHARES*
--------------------------------------------------------------------------------

13.
  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
  16.47%
--------------------------------------------------------------------------------

14.
  TYPE OF REPORTING PERSON *
  PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* On June 24, 1997, Three Rivers Holding Corp. ("Parent") and Three Rivers Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"), entered into a Stockholder Agreement, dated as of June 24, 1997 (the "Stockholder Agreement"), with Jeff D. Bergman, the President, Chief Executive Officer and Chairman of the Board of the Company, Daniel Dickman, the Executive Vice President, Chief Operating Officer, Secretary and a Director of the Company, David W. Spindler, the Senior Vice President of Clinical Operations and Marketing of the Company, and David A. Zynn, Chief Financial Officer, Treasurer and Assistant Secretary of the Company (collectively, the "Selling Stockholders"), pursuant to which such Selling Stockholders have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, all of the shares of Common Stock, $.01 par value (the "Shares"), beneficially owned by them, representing approximately 15.1% of the Shares on a fully diluted basis, including Shares subsequently acquired by a Selling Stockholder through the exercise of options or otherwise, at a price per Share equal to $11.75, provided that such obligation to sell and such obligation to purchase are subject to certain conditions, including the Minimum Condition (as defined in the Offer to Purchase (as hereinafter defined)), having been satisfied and the Purchaser having accepted Shares for payment under the Offer. Pursuant to the Stockholder Agreement, the Purchaser has the right (which it intends to exercise) to require the Selling Stockholders to tender the Shares subject to the Stockholder Agreement into the Offer. Pursuant to the Stockholder Agreement, each Selling Stockholder has also executed and delivered a proxy for the benefit of the Purchaser with respect to the Shares subject to the Stockholder Agreement owned by such Selling Stockholder to vote such Shares against certain competing transactions, as more fully described in Section 12 of the Offer to Purchase "--The Stockholder Agreement." The Purchaser's right to purchase the Shares subject to the Stockholder Agreement is reflected in Rows 8 and 10 of each of the tables above. The Stockholder Agreement is described more fully in Section 12 "Purpose of the Offer; The Merger Agreement and The Stockholder Agreement" of the Offer to Purchase dated June 30, 1997 (the "Offer to Purchase").

  This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by the Purchaser and Parent of beneficial ownership of the Shares subject to the Stockholder Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is SMT Health Services Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 10521 Perry Highway, Wexford, Pennsylvania 15090.

  (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding Shares, including the associated Rights (as defined in the Offer) at a price of $11.75 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in the "Introduction" of the Offer to Purchase and is incorporated herein by reference.

  (c) Information concerning the principal market in which the Shares and the trading prices thereof for each quarterly period during the past two years during which the Shares were publicly traded is set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation, and Parent, a Delaware corporation. The Purchaser is a wholly owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning Apollo, the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser, Parent, Apollo Advisors II, L.P. and certain other affiliated entities are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

  (e) and (f) The information set forth in Section 9 "Certain Information Concerning Apollo, the Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference. Neither Parent, the Purchaser, Apollo Advisors II, L.P. or any of its affiliates referred to in Section 9 of the Offer to Purchase nor, to the best of their knowledge, any of the persons listed on Schedule I, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) and (b) The information set forth in Section 10 "Background of the Offer; Contacts with the Company" and Section 11 "Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights; Exemption from Rights Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) and (b) The information set forth in Section 13 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in Section 11 "Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights; Exemption from Rights Agreement" of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 7 "Effect of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b) The information set forth in "Introduction," Section 9 "Certain Information Concerning Apollo, the Purchaser and Parent," Section 11 "Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights; Exemption from Rights Agreement"; and Section 12 "The Merger Agreement; Stockholder Agreement; Employment Agreements and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in "Introduction," Section 9 "Certain Information Concerning Apollo, the Purchaser and Parent," Section 10 "Background of the Offer; Contacts with the Company" Section 11 "Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights; Exemption from Rights Agreement," Section 12 "The Merger Agreement; Stockholder Agreement; Employment Agreements and Other Agreements)" and Section 13 "Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in "Introduction" and in Section 16 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 "Certain Information Concerning Apollo, the Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in Section 11 "Purpose of the Offer and the Merger; Plans for the Company; Appraisal Rights; Exemption from Rights Agreement" and Section 12 "The Merger Agreement; Stockholder Agreement; Employment Agreements; and Other Agreements" of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) The information set forth in Section 15 "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 "Effect of the Offer on the Market for the Shares; Nasdaq Quotation; Exchange Act Registration; Margin Regulations" and Section 13 "Sources and Amount of Funds" is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of June 24, 1997, among the Purchaser, Parent and the Company, the Stockholder Agreement and the Employment Agreements, copies of which are attached hereto as Exhibits (a)(1),
(a)(2), (c)(1), (c)(2) and (c)(3), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase.

  (a)(2) Letter of Transmittal.

  (a)(3) Notice of Guaranteed Delivery.

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

  (a)(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Form of Summary Advertisement.

  (a)(8) Text of Press Release dated June 24, 1997, issued by the Company.

  (b)(1) Commitment Letter dated June 23, 1997, from Bankers Trust Company.

  (c)(1) Agreement and Plan of Merger dated as of June 24, 1997, among the Purchaser, Parent and the Company (including the Parent Option Plan Terms Sheet).

  (c)(2) Stockholder Agreement dated as of June 24, 1997, among Parent, the Purchaser, Jeff D. Bergman, Daniel Dickman, David W. Spindler and David A. Zynn.

  (c)(3) Employment Agreement dated as of June 24, 1997, among the Purchaser, Parent, the Company and Jeff D. Bergman.

  (c)(4) Employment Agreement dated as of June 24, 1997, among the Purchaser, Parent, the Company and Daniel Dickman.

  (c)(5) Employment Agreement dated as of June 24, 1997, among the Purchaser, Parent, the Company and David W. Spindler.

  (c)(6) Employment Agreement dated as of June 24, 1997, among the Purchaser, Parent, the Company and David A. Zynn.

  (d) None.

  (e) Not applicable.

  (f) None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 1997

                                          THREE RIVERS ACQUISITION CORP.

                                             /s/ Michael Gross
                                          By: _________________________________
                                            Name: Michael Gross
                                            Title: President

                                            /s/ Josh Harris
                                          By: _________________________________
                                            Name: Josh Harris
                                            Title: Vice President

                                          THREE RIVERS HOLDING CORP.

                                             /s/ Michael Gross
                                          By: _________________________________
                                            Name: Michael Gross
                                            Title: President

                                            /s/ Josh Harris
                                          By: _________________________________
                                            Name: Josh Harris
                                            Title: Vice President

                                          APOLLO INVESTMENT FUND III, L.P.
                                          By: Apollo Advisors II, L.P., its
                                          general partner
                                          By: Apollo Capital Management II,
                                          Inc., its general partner

                                            /s/ Josh Harris
                                          By: _________________________________
                                            Name: Josh Harris
                                            Title: Vice President

                                          APOLLO OVERSEAS PARTNERS III, L.P.
                                          By: Apollo Advisors II, L.P., its
                                          general partner
                                          By: Apollo Capital Management II,
                                          Inc., its general partner

                                            /s/ Josh Harris
                                          By: _________________________________
                                            Name: Josh Harris
                                            Title: Vice President

                                          APOLLO (U.K.) PARTNERS III, L.P.
                                          By: Apollo Advisors II, L.P., its
                                          general partner
                                          By: Apollo Capital Management II,
                                          Inc., its general partner

                                            /s/ Josh Harris
                                          By: _________________________________
                                            Name: Josh Harris
                                            Title: Vice President

                                          APOLLO ADVISORS II, L.P.
                                          By: Apollo Capital Management II,
                                          Inc., its general partner

                                            /s/ Josh Harris
                                          By: _________________________________
                                            Name: Josh Harris
                                            Title: Vice President

                                 EXHIBIT INDEX

 EXHIBIT NAME
 ------- ----
 (a)(1)  Offer to Purchase....................................................
 (a)(2)  Letter of Transmittal................................................
 (a)(3)  Notice of Guaranteed Delivery........................................
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees......................................................
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies
          and Other Nominees..................................................
 (a)(6)  Guidelines of the Internal Revenue Service for Certification of Tax-
          payer Identification Number on Substitute Form W-9..................
 (a)(7)  Form of Summary Advertisement........................................
 (a)(8)  Text of Press Release dated June 24, 1997, issued by the Company and
          Parent..............................................................
 (b)(1)  Commitment Letter dated June 23, 1997, from Bankers Trust Company....
 (c)(1)  Agreement and Plan of Merger dated as of June 24, 1997, among the
          Purchaser, Parent
          and the Company (including the Parent Option Plan Terms Sheet)......
 (c)(2)  Stockholder Agreement dated as of June 24, 1997, among Parent, the
          Purchaser,
          Jeff D. Bergman, Daniel Dickman, David W. Spindler, and David A.
          Zynn................................................................
 (c)(3)  Employment Agreement dated as of June 24, 1997, among the Purchaser,
          Parent, the
          Company and Jeff D. Bergman.........................................
 (c)(4)  Employment Agreement dated as of June 24, 1997, among the Purchaser,
          Parent, the
          Company and Daniel Dickman..........................................
 (c)(5)  Employment Agreement dated as of June 24, 1997, among the Purchaser,
          Parent, the
          Company and David W. Spindler.......................................
 (c)(6)  Employment Agreement dated as of June 24, 1997, among the Purchaser,
          Parent, the
          Company and David A. Zynn...........................................
 (d)     None.................................................................
 (e)     Not applicable.......................................................
 (f)     None.................................................................

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